Exhibit 14.2

CUI Global, Inc.

Whistleblower Policy

Purpose

CUI Global, Inc. and its subsidiaries (hereafter collectively referred to as “CUI Global”) are committed to high standards of ethical, moral and legal business conduct. In line with this commitment and our commitment to open communication, this policy aims to provide an avenue for employees to raise concerns and reassurance that they will be protected from reprisals or victimization for whistleblowing. This whistleblowing policy is intended to cover protections for you if you raise concerns regarding CUI Global, such as concerns regarding:

•	incorrect financial reporting;
•	unlawful activity;
•	activities that are not in line with CUI Global policy, including the Code of Business

Conduct; or

•	activities, which otherwise amount to serious improper conduct.

Reporting Violations

This policy addresses the CUI Global open door policy but is not intended to replace any formal procedures which are written to comply with an employee’s legal rights in accordance with their nation’s Employment Law. It is suggested that employees share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, an employee’s supervisor is in the best position to address an area of concern. However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor’s response, you are encouraged to speak with someone in the Human Resources Department or anyone in management with whom you are comfortable in approaching. Supervisors and managers are required to report suspected violations of the Code of Ethics to any member of our Audit Committee who has specific and exclusive responsibility to investigate all reported violations.

In addition, CUI Global has the following channels available for anonymous reporting through an independent third party called Lighthouse Services, intended for serious and sensitive issues that cannot be addressed using the standard procedures:

•	English speaking USA and the UK: http://www.lighthouse-services.com/cuiglobal
•	Japanese speaking: http://lighthousegoto.com/cuiglobal/jpn
•	E-mail: reports@lighthouse-services.com (must include company name with report)

Reporters to the web hotline will have the ability to remain anonymous if they choose. Please note that the information provided by you may be the basis of an internal and/or external investigation into the issue you are reporting and your anonymity will be protected to the extent possible by law. However, your identity may become known during the course of the investigation because of the information you have provided. Reports are submitted by Lighthouse Services to CUI Global’s Audit Committee and designees, and may or may not be investigated at the sole discretion of our company.

The earlier a concern is expressed, the easier it is to take action. Although the employee is not expected to prove the truth of an allegation, the employee should be able to demonstrate to the person contacted that the report is being made in good faith.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of our Code of Ethics must act in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Code of Ethics. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Retaliation

No employee who, in good faith, reports a violation of the Code of Ethics shall suffer harassment, victimization, retaliation or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within CUI Global prior to seeking resolution outside CUI Global.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation. Every effort will be made to treat the complainant’s identity with appropriate regard for confidentiality.

Anonymous Allegations

This policy encourages employees to put their names to allegations because appropriate follow-up questions and investigation may not be possible unless the source of the information is identified. Concerns expressed anonymously will be explored appropriately, but consideration will be given to:

•	The seriousness of the issue raised;
•	The credibility of the concern; and
•	The likelihood of confirming the allegation from attributable sources.

How the Report of Concern Will be Handled

The action taken by CUI Global in response to a report of concern under this policy will depend on the nature of the concern. The Audit Committee of CUI Global and the Board of Directors shall receive information on each report of concern and follow-up information on actions taken.

Initial Inquiries - Initial inquiries will be made to determine whether an investigation is appropriate, and the form that it should take. Some concerns may be resolved without the need for investigation.

Further Information -The amount of contact between the complainant and the person or persons investigating the concern will depend on the nature of the issue and the clarity of information provided. Further information may be sought from or provided to the person reporting the concern.

CUI Global reserves the right to modify or amend this policy at any time as it may deem necessary.

As adopted by the Board of Directors June 13, 2014.